UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT of 1934

For the Month of December 2020

333-206723

(Commission File Number)

P.V. NANO CELL LTD.

(Translation of registrant’s name into English)

8 Hamasger Street
Migdal Ha’Emek, 2310102, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

EXPLANATORY NOTE

On December 28, 2020, P.V. Nano Cell Ltd. (the “Company”) held its Annual General Meeting of Shareholders. At the meeting, the Company’s shareholders voted on the proposals set forth in the Company’s proxy statement for the meeting that was attached as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K that was furnished to the Securities and Exchange Commission on December 1, 2020 (the “Proxy Statement”).

At the meeting, each of Proposals 1, 2, 3A, 4, 5 and 7 set forth in the Proxy Statement were approved by the requisite majority vote of the Company’s shareholders. Proposal 3B set forth in the Proxy Statement was not approved by the Company’s shareholders. Accordingly, Proposal 6, presentation of which was contingent upon the approval of Proposal 3B, was not presented before the shareholders for voting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P.V. NANO CELL LTD.

	By:	/s/ Evyatar Cohen
Name: Evyatar Cohen
Title: Chief Financial Officer

Date: December 30, 2020

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